December 30, 2009

Mindy Hooker
Staff Accountant
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:         Energy Composites Corporation (the “Company”)
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended June 30, 2009
File No. 0-28867

Dear Ms. Hooker:

In response to the comments of the Staff dated December 17, 2009 we respond as follows:

-	Energy Composites Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings;
-	Energy Composites Corporation acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
-
Energy Composites Corporation acknowledges the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mindy Hooker
Staff Accountant
Division of Corporation Finance
December 30, 2009

Form 10-K for the period ended December 31, 2008

Changes in Internal Control over Financial Reporting, page 45

1.
We note your disclosure that “…other than the new processes and procedures associated with the reverse acquisition of AFT, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by the Exchange Act Rules 13a—15(d) and 15d-15(d) conducted as of the end of the period covered by this annual report, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”  Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this period covered by this annual report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  We note your response to prior comment 6.  Please revise to disclose precisely what internal controls over financial reporting that you evaluated.

Response: We acknowledge your comment.  The attachment to this letter contains our proposed revision to Item 9A of our December 31, 2008 10-K filing:

Regarding our response to your prior comment 6, the ICFR evaluated was that of Energy Composites Corporation, formerly known as Las Palmas Mobile Estates.  Specifically evaluated as part of the reverse merger were effectiveness of existing disclosure controls and the adequacy of board oversight of financial reports.  This was evaluated through the pre-merger due diligence process which included a review of completeness of all required financial filings, disclosures, and audited financial statements.

Certifications

2.
We note your use of the word “my” in paragraph 4(a) of exhibits 31.1 and 31.2.  In future filings, please draft the certifications exactly as called for by Item 601 of Regulation S-K and do not change articles, pronouns, or punctuation in one or more places in the certifications.

Response:  We acknowledge your comment and will draft the certifications exactly as called for by Item 601 of Regulation S-K in future filings.

Mindy Hooker
Staff Accountant
Division of Corporation Finance
December 30, 2009

From 10-Q for the quarter ended June 30, 2009

General

3.
We note your response to our prior comment eight.  Please provide us with a more specific and comprehensive discussion of the terms of the anti-dilution provisions within your private placement including how the pro-rata adjustment to the exercise price and/or share amount in calculated.  Please also more fully discuss how you determined that the anti-dilution provisions do not result in any more or less favorable pricing or share amounts.

Response:  We acknowledge your comment.  The terms of the anti-dilution provisions of the Common Stock Purchase Warrants are as follows:

SECTION 2.     Adjustment of Exercise Price and Number of Shares. In order to prevent dilution of the rights granted under this Warrant, the Initial Exercise Price shall be subject to adjustment from time to time as provided in this Section 2 (such price or such price as last adjusted pursuant to the terms hereof, as the case may be, is herein called the “Exercise Price”), and the number of Warrant Shares obtainable upon exercise of this Warrant shall be subject to adjustment from time to time as provided in this Section 2.

(a)
Reorganization, Reclassification, Consolidation, Merger or Sale.  In case of any reclassification, capital organization, consolidation, merger, sale of all or substantially all of the Company’s assets to another Person or any other change in the Common Stock of the Company, other than as a result of a subdivision, combination, or stock dividend provided for in Section 2(b) below (any of which a “Change Event”), then, as a condition of such Change Event, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Registered Holder, so that the Registered Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon exercise of this Warrant (subject to adjustment of the Exercise Price as provided in Section 2), the kind and amount of shares of stock and other securities and property receivable in connection with such Change Event by a holder of the same number of shares of Common Stock as were purchasable by the Registered Holder immediately prior to such Change Event.  In any such case appropriate provisions shall be made with respect to the rights and interest of the Registered Holder so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the purchase price per share payable hereunder, provided the aggregate purchase price shall remain the same.

Mindy Hooker
Staff Accountant
Division of Corporation Finance
December 30, 2009

(b)
Subdivisions, Combinations and Other Issuances. If the Company shall at any time prior to the expiration of this Warrant (i) subdivide its Common Stock, by split-up or otherwise, or combine its Common Stock, or (ii) issue additional shares of its Common Stock or other equity securities as a dividend with respect to any shares of its Common Stock, the number of shares of Common Stock issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock, or proportionately decreased in the case of a combination.  Appropriate adjustments shall also be made to the purchase price payable per share, but the aggregate purchase price payable for the total number of Warrant Shares purchasable under this Warrant (as adjusted) shall remain the same.  Any adjustment under this Section 2(b) shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in event that no record date is fixed, upon the making of such dividend.

(c)
Issuance of New Warrant.  Upon the occurrence of any of the events listed in this Section 2 that results in an adjustments of the type, number or exercise price of the securities underlying this Warrant, the Registered Holder shall have the right to receive as new warrant reflecting such adjustment upon the Registered Holder tendering this Warrant in exchange.  The new warrant shall otherwise have terms identical to this Warrant.

Per paragraphs (a) and (b), any adjustment calculations made due to a qualifying Change Event shall result in the aggregate purchase price remaining the same as it would have been prior to the Change Event.

As an example of the first type of adjustment, assume that Acquirer Inc. will merge Energy Composites Corporation (“ECC”) into itself.  The ECC shareholders will receive one share of Acquirer, Inc. common stock for every 5 shares of ECC common stock owned.  Adjustment is to be made so that the total purchase price remains the same, but the holder receives the right to purchase the kind and amount of shares of stock receivable in connection with the merger by a holder of the same number of shares of common stock as were purchasable by the holder immediately prior to the merger.  Therefore, a person holding an ECC warrant to purchase 1,000 shares of ECC common stock at $5.00 per share (for a total of $5,000) will be issued instead a warrant to purchase 200 shares of Acquirer, Inc. at $25.00 per share (for a total of $5,000).

As an example of the second type of adjustment, assume the ECC proposes a 2-for-1 forward split of its common stock.  Adjustment is to be made so that the number of shares of common stock issuable on the exercise of the warrant shall be proportionately increased in the case of a subdivision of stock, and the purchase price per share proportionately decreased so that the aggregate purchase price payable for the total number of shares purchasable under the warrant shall remain the same.  Therefore, a person holding an ECC warrant to purchase 1,000 shares of ECC common stock at $5.00 per share (for a total of $5,000) will instead have a warrant to purchase 2,000 shares at $2.50 per share (for a total of $5,000).

Mindy Hooker
Staff Accountant
Division of Corporation Finance
December 30, 2009

Note that in both examples, the adjustment is made so that the holder’s rights under the warrant remain the same compared to the shareholders of ECC.  The holder still has the right to purchase $5,000 of stock.  The number of shares and the price per share move proportionately with the overall change affecting ECC’s capital structure and thus does not provide for favorable adjustments to the Warrant holders.

Sincerely,

/s/ Jeffrey S. Keuntjes

Jeffrey S. Keuntjes
Vice President, Finance
Energy Composites Corporation

Revision to Item 9A - Energy Composites Corporation December 31, 2008 10-K

9A.         Controls and Procedures.

Evaluation of Disclosure Controls and Procedures and Changes in Internal Controls

As of the end of the period covered by this annual report on Form 10-K, we carried out any evaluation under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and Principal Financial Officer (“CFO”), of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e).  Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms and that such information is accumulated and communicated to our management, including the CEO and CFO, to allow timely decisions regarding required disclosure.  Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2008.

On October 14, 2008, we acquired AFT through a reverse acquisition.  We excluded AFT from our evaluation of internal control over financial reporting.  Due to the significance of this acquisition to our Company as a whole and the limited amount of time available to us, we did not have enough resources to assess the internal controls of AFT for this annual report.  We will evaluate and report on our internal controls over financial reporting, including AFT, in fiscal 2009.

Changes in Internal Control over Financial Reporting

With the addition of new processes and procedures associated with the reverse acquisition of AFT, there were changes in our internal control over financial reporting that have materially affected our internal control over financial reporting.  These changes include, but are not limited to greater complexity of business transaction and an increased requirement of board oversight and review as we execute our growth strategy.  The acquisition of AFT also adds greater accounting and financial reporting resources, specifically accounting staff, to manage these changes in our internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on the results of this evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation requirements by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.